

June 19, 2013

<u>Via E-mail</u>
Roland Sackers
Chief Financial Officer
QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

     Re: QIAGEN N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2012
           Filed March 4, 2013
           File No. 000-28564

Dear Mr. Sackers:

     We have reviewed your May 24, 2013 response to our May 13, 2013 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

     After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>3. Summary of Significant Accounting Policies and Critical Accounting Estimates</u>
<u>Revenue Recognition, page F-11</u>

1. Please address the following regarding your response to our prior comment one:
   - With respect to the second bullet, please clarify for us whether customers that purchase "plug and play" instrumentation are required to purchase your consumable products or if the instrumentation is useable without your consumable product. If you have an obligation to provide products, please clarify how you factored that in your accounting.
   - With respect to the fourth bullet, please revise your proposed disclosure to more fully address the requirements in ASC 605-25-50 for each of your contracts with multiple elements, More specifically, please address the following:

- o Clarify whether there are any performance-, cancellation-, termination-, and refund-type provisions; and
- o Clarify whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons they do not qualify as separate units of accounting, if applicable. Refer to ASC 605-25-25-5.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant